Exhibit 4.3

Form of Shareholders Agreement

BETWEEN:

OMISSIS ….. (the shareholder list has been eliminated in this copy )

hereinafter together referred to as the “Shareholders” or “Parties”.

WHEREAS:

A.         The Parties are all shareholders of Advanced Accelerator Applications S.A, a company incorporated under the laws of France, having its registered office at 20, rue Diesel, 01630 St.Genis-Pouilly, France (hereinafter referred to as the “Company” or “AAA”), represented by the President Director General, with an issued and paid up share capital of € 3,660,000, divided into 36,600,000 shares.,

B.         The Shareholders have agreed to enter into this agreement in order to set out the terms governing (i) their relationship in relation to their mutual rights and obligations in case of transfer of shares and other interests in the Company, (ii) certain aspects of the management of the Company and (iii) certain non compete obligations of those Shareholders who are directors of the Company.

IT IS HEREBY AGREED AS FOLLOWS:

TITLE I - PURPOSE – DEFINITIONS –

Article 1 - Definitions

“Other Shareholders” means the Shareholders other that a Shareholder who intends to transfer his Shares.

“Shareholder” means any person, party to the present Agreement, owning Shares of the Company.

“Shares” means any share or other securities issued by the Company including, without limitation, option rights, convertible bonds or any other instrument which may be converted into, or incorporate the right to acquire any shares of the Company.

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“Subsidiary” means, with respect to any Shareholder, a company, partnership, firm association or other entity of which such Shareholder owns more then 50% of the share capital plus one shares.

“Third Party” means any person who is not a party to this Shareholders’ Agreement.

“Transfer” means, with respect to Shares, any disposal or transfer in any manner whatsoever effected whether for consideration or without consideration (including but not limited to any sale, contribution in kind, statutory merger, donation, exchange or other transfer whatsoever and whether in whole or in part).

Article 2 – Purpose of this Agreement

The purpose of this Agreement is to set forth the rights and obligations of the Company’s Shareholders in the event of a proposed Transfer. The present Agreement is however expressly subject to the condition precedent set forth hereinafter in Article 9.

TITLE II – rights and OBLIGATIONS on transfers – terms and conditions

In addition to the pre-emption right (the “Pre-emption Right”) under paragraph 10.3 of the Company’s by-laws (“Paragraph 10.3”), a Share Transfer by a Shareholder must comply with the rights and obligations as described in the present Title.

Article 3 – Free Transfers

Subject to paragraphs 10.3 of the Company’s by-laws, only the Transfers hereinafter set forth may be freely made (the "Free Transfers"), as long as the transferee, if a Third Party, becomes a party to this Agreement:

-    transfers to heirs of a Shareholder who is an individual, in the event of death, including succession, of the interests in the equity of the Company;

-    donation to heirs of a Shareholder who is an individual, of the interests in the equity of the Company.

Any such Free Transfers shall be notified to the Other Shareholders within 15 days following completion thereof, together with a copy of the Transferee’s agreement, if a Third Party, to become a party to this Agreement, by signing the deed of adherence as provided in article 5 below.

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Article 4 - Tag along

After receipt of a notice by the Company of a Share Transfer by a Shareholder (the “Selling Shareholder”) under Paragraph 10.3, each of the offeree Shareholders may require (save that it wishes to exercise its Pre-emption Right and subject to the exercise of the Pre-emption right by the other shareholders), that the potential purchaser (the “Potential Purchaser”) acquire its Shares (in whole but not in part), upon the same terms and conditions offered to the Selling Shareholder (the “Tag Along Request”). The Tag Along Request shall be made in writing to the Company within the exercise period under Paragraph 10.3, by registered letter return receipt requested.

In case a Tag Along Request is made by one or more Shareholders, the Selling Shareholder shall cause the Potential Purchaser to acquire all the Shares of such Shareholders, provided that, should the Potential Purchaser refuse to purchase such Shares, then the Selling Shareholder shall have the option to either (i) waive to proceed to the sale of its Shares to the Potential Purchaser or (ii) acquire himself or make the other shareholders acquire all of the Shares of the Shareholders which have made a Tag Along Request.

If no Tag Along Request is received by the Company within the exercise period under Paragraph 10.3 (and subject to the other shareholders’ Pre-emption right), then the Selling Shareholder shall be free to sell its Shares to the Potential Purchaser upon the terms and conditions set forth in the notice, provided that such sale occurs within 90 days after the end of the exercise period.

The Selling Shareholder agrees to obtain from the Potential Purchaser (or to undertake himself, as the case may be) the firm and irrevocable commitment in writing to acquire, in the event of completion of the contemplated Transfer, the Shares with respect to which the Other Shareholders wish to exercise their tag along right, on the same terms and conditions and details, at the same time as such completion. Consequently, the Shareholders agree to forego any proposed Transfer, if the Shares of the Other Shareholders exercising their right deriving from the tag along clause have not been acquired as set forth hereinabove.

Article 5 - Adherence of the transferee to this agreement

In any case, the Selling Shareholder shall cause the Potential Purchaser which becomes transferee of the Shares to adhere to this Agreement so that, upon Transfer of the Shares, it assumes the same rights and obligations of the other Shareholders according to this deed. The transferee shall adhere to this agreement and become part hereof by signing the attached deed of adherence and notifying it to the Company and all other shareholders which are parties to this shareholders agreement.

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Article 6 - Infra Group Transfer

The provisions of paragraph 4 above shall not apply to any Transfer to or from any Subsidiary of any of the Shareholders, provided that (i) the transferor Shareholder delivers to the other Shareholders, in advance of the Transfer, full documentary evidence that the transferee is a Subsidiary, (ii) any such transferee continues to be a Subsidiary of such Shareholder, it being understood that if the transferee ceases to be a Subsidiary of the transferor Shareholder, the latter shall purchase back all the Shares from the transferee before the transaction resulting in the transferee ceasing to be a Subsidiary occurs or is agreed, and (iii) the transferor Shareholder remains severally and jointly liable hereunder with any such transferee.

Article 7 - Drag Along

In case Stefano Buono or a group of Shareholders holding more than 66 % of the Shares (the “Main Shareholders”) receive from a Third Party an offer to purchase all of the Shares, subject to the application of the provisions of Paragraph 10.3, the Other Shareholders undertake to sell their Shares upon the same terms and conditions offered to the Main Shareholders, if so required by the Main Shareholders in the notice under Paragraph 10.3, provided that the terms and conditions of the sale be accepted by a number of Shareholders holding at least 66% plus one Shares of the stated share capital.

TITLE III – PROVISIONS REGARDING MANAGEMENT

Article 8– Company’s Board of directors

8.1. Appointment of the board and managing director. The Company’s board of directors shall consist of a maximum of 9 members, among them Stefano Buono. Stefano Buono shall be granted the management powers and related authority to represent the Company as Director General with all the powers foreseen in the company by-laws.

8.2. Managers’ non compete obligations. The Shareholders which are members of the board of directors from time to time (the “Shareholders Directors”), during the whole period in which they shall be members of the board of directors undertake not to:

(a)         carry out activities, individually or in association with third parties, on his own account or as employee of third parties, directly or indirectly, in any form whatsoever, in the field of radiopharmaceuticals production and, in any case, in competition with AAA’s activity.

(b)         hold participations of more than 2% of the share capital in companies that carry out activities in competition with AAA.

Exemptions from this article require explicit approval of the board by a majority vote.

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TITLE IV – APPLICATION OF THIS AGREEMENT

Article 9 - Condition precedent

The obligations of the Parties hereunder are expressly subject to the condition that the Agreement be signed by Shareholders holding, at least, sixty six (66) per cent of the share capital of the Company.

If the above condition is not fulfilled by 31 December 2008, this Agreement shall be deemed as not reached and never signed by any of the Parties.

Article 10 – Reporting requirements

The Company shall provide the Shareholders with the following data:

(a)	quarterly financial report, within 45 days of the end of each calendar quarter;

(b)	6 months balance sheet, income statement and cash flow statement for the Company, its Subsidiaries and on a consolidated basis, within 60 days after the end of each semester;

(c)	annual report of the Company, within 120 days of the year end;

(d)	budget for the year including income statement balance sheet and cash flow statements and capital expenditure plans of the Company, its subsidiaries and on a consolidated basis, on or before 31st of January of the same year;

(e)	if requested by a specific shareholder, a signed copy of the minutes of the Company’s shareholders meetings;

(f)	if requested in writing by a Shareholder (in which case this information shall be provided only to the requesting Shareholder), a copy of the general and special auditor reports according to articles L225-237 of the French Code de Commerce;

(g)	if requested in writing by a Shareholder (in which case this information shall be provided only to the requesting Shareholder), a copy of any question of the statutory auditors addressed in writing to the chairman of the board of directors, and relevant answers, as well as the minutes and and resolutions taken according to article L234-1 of the French Code de Commerce;

(h)	if requested in writing by a Shareholder (in which case this information shall be provided only to the requesting Shareholder), a copy of his or her shareholdings in AAA (as inscribed in the individual shaeholder register) as of December 31 of each year.

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Article 11 - Termination of previous shareholders agreement, duration and listing

Subject to the condition precedent under article 9 above, this Agreement shall enter into force the earlier of (i) March 1, 2009 and (ii) the date on which it shall been signed by all Parties hereto – superseding any previous shareholders agreement in force at that time - and shall terminate on February 28, 2019 except that, in case of listing of the Company on any stock exchange, it shall automatically terminate on the date of the listing.

Article 12 - Notices

All notices, advises, statements, requests, demands and other communications under this Agreement will be made in the English or French language and will be given or made (unless provided otherwise in this Agreement) in writing by registered mail posted or by facsimile transmission.

The Parties hereby agree to notify the Company immediately any change of address. Failing this, any notices sent to their former address will be considered valid for the purpose of the Agreement.

Article 12 - Law and Jurisdiction

The Agreement is governed by French law.

The Parties agree to endeavor to settle amicably all disputes, which may arise, concerning the Agreement, its application, and the acts entered into for the application of the Agreement.

Should no amicable settlement be reached, the disputing Parties agree to submit any dispute, which may arise regarding the existence, validity, construction or performance of the Agreement, to the Commercial Court of Bourg-en-Bresse (01).

Article 13 – No waiver

Failure by any Shareholder to exercise, or claim, any right of any kind, or waiver thereof, under this Agreement shall in no event be deemed to be a waiver of such right for the future, such waiver to be effective only with respect to the event involved.

Article 14 - Heirs, Successors, and Assigns – Liquidation of community property

This Agreement shall be binding upon, and inure to the benefit of, all heirs, successors, and assigns, as a matter of right, of the parties hereto. They shall then, as a matter of right be bound thereby, without, as the case may be, the need for any notice to be given

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as contemplated by Article 877 of the Civil Code, which each party hereby expressly waives on their behalf.

In addition, each manager agrees that, in the event of the dissolution of his/her community property rights, he/she shall use his/her best efforts to keep personal ownership of the Shares he/she owns.

Article 15 - Validity

The invalidity of the provisions of this Agreement shall not cause the whole agreement to be invalid, and the parties agree to meet to replace, in the same spirit, any provision that proves to be invalid. The Exhibits hereto shall be deemed to be an integral part of this Agreement.

Article 16 - Signing procedure for the Agreement

Given the distance between the Shareholders themselves and the Company, the Agreement cannot be signed by all Shareholders simultaneously. Each Shareholder therefore agrees to (i) sign one copy of the Agreement which will subsequently be countersigned by Mr Stefano Buono and (ii) provide Mr Stefano Buono with a power of attorney empowering him to sign a copy of the Agreement in their name and for their account.

However, in the case that several Parties can meet for the signing of the Agreement, they will collectively sign the same copy of the Agreement. The other Parties unable to do so will sign their own individual copy of the Agreement.

All Parties hereby acknowledge the validity of this procedure and shall not, in anyway, challenge it on these grounds.

OMISSIS ….. (the shareholder signature list has been eliminated in this copy )

New shareholder’s name	Location and date	Signature of shareholder or representative

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